

13031631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 4 - 2013
Washington DC
400

SEC FILE NUMBER
8-52009

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FOLIO*fn* Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8180 Greensboro Drive, 8th Floor
(No. and Street)

McLean	VA	22102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MS. BETH KIRKSEY — 703-245-4874 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - if individual, state last, first, middle name)

488 Madison Avenue, Floor 3	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*SEC 1410 (6-02)

FOLIO*fn* INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FOLIO*fn*, Inc.)

AFFIRMATION

I, Beth Kirksey, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm FOLIO*fn* Investments, Inc. (the "Company") for the year ended December 31, 2012 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Beth Kirksey — Date
Chief Operating Officer and Chief Financial Officer

Subscribed and sworn to before me,
this 28th day of February, 2013



Notary Public


ANNE E BYRD
NOTARY
PUBLIC
REG # 7157494
MY COMMISSION
EXPIRES
10/31/2016
COMMONWEALTH OF VIRGINIA


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 05 2013
22 REGISTRATIONS BRANCH

FOLIO*fn* INVESTMENTS, INC.
(A wholly owned subsidiary of FOLIO*fn*, Inc.)
<u>(S.E.C. I.D. No. 8-52009)</u>

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012
INDEPENDENT AUDITOR'S REPORT

* * * * * *

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

FOLIO*fn* INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FOLIO*fn*, Inc.)
McLean, Virginia

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
FOLIO*fn* Investments, Inc.
McLean, Virginia

Report on the Financial Statement

We have audited the accompanying statement of financial condition of FOLIO*fn* Investments, Inc. as of December 31, 2012, and the related notes to the financial statements.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

(Continued)

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of FOLIO*fn* Investments, Inc. at December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 28, 2013

FOLIO*fn* INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012
(In thousands, except per share amounts)

ASSETS		
Cash and cash equivalents	$	6,859
Cash segregated under federal and other regulations		19,373
Deposits with clearing organizations		2,850
Receivable from customers		2,519
Receivable from broker dealers and clearing organizations		148
Other receivables		690
Dividends and interest receivable		1
Corporate equity securities owned – at fair value		1,821
Corporate debt securities owned – at fair value		5
Prepaid expenses and other assets		166
Deferred tax assets		649
Total assets	$	35,081
LIABILITIES		
Payable to customers	$	17,926
Payable to broker dealers and clearing organizations		642
Accounts payable and accrued expenses		2,756
Due to parent		1,681
Deferred revenue		558
Total liabilities		23,563
STOCKHOLDER'S EQUITY		
Common stock, $0.0001 par value – 1,000 shares authorized, issued and outstanding		-
Additional paid-in capital		9,892
Retained earnings		1,626
Total stockholder's equity		11,518
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	35,081

See accompanying notes to financial statement.

NOTE 1 - ORGANIZATION

FOLIO*fn* Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Virginia corporation that is a wholly owned subsidiary of FOLIO*fn*, Inc. (the "Parent").

The Company offers Internet-based portfolio creation, trading, and management services. It also provides trade execution, clearance and settlement services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Presentation: The Company is engaged in a single line of business as a securities broker-dealer, which provides execution of principal agency transactions over the Internet.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash and short-term investments with original maturities of 90 days or less.

Securities Transactions: Proprietary securities transactions in regular-way trades are recorded on the trade date as if they had settled. Customers' securities transactions are reported on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities primarily consist of corporate equities and are recorded at their fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Receivable from and Payable to Customers: Receivable from customers represents amounts owed from customers for cash transactions. Payable to customers represents amounts owed to customers for cash transactions.

Payable to Broker-Dealers and Clearing Organizations: This includes amounts that are due upon delivery of securities to the Company. In the event the counterparty does not fulfill its contractual obligation to deliver these securities, the Company may be required to purchase the securities at prevailing market prices to satisfy its obligations.

Income Taxes: The Company is included in the federal and certain state income tax returns filed by the Parent, and certain other states require the Company to file income tax returns on a separate basis. Federal and state income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent for consolidated returns and for states that require separate returns the current tax is remitted or received from the state directly. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized, based on consideration of available evidence.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company is subject to income tax in the state of Virginia. The Company is no longer subject to examination by taxing authorities for years before 2009.

Use of Estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. The deferred tax assets and fair values of financial instruments are particularly subject to change. Accordingly, actual results could differ from those estimates.

NOTE 3 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

As of December 31, 2012, cash of $19,372,710 has been segregated in special reserve bank accounts for the benefit of customers under SEC Rule 15c3-3.

NOTE 4 - LINE OF CREDIT

The Parent has entered into a financing agreement with a bank that permits the Company to borrow, on a revolving line of credit basis through October 25, 2013, an amount up to $10,000,000, bearing interest at the sum of the 30 day LIBOR, plus 2.75%. The interest rate at December 31, 2012, was 2.96%. The outstanding principal balance on the line of credit under the financing agreement at December 31, 2012, was $0. The revolving line of credit is secured by Parent, pledging 100% of the ownership of the Company, and is further secured under a limited recourse guarantee by the chief executive officer of the parent. The line is restricted for purposes of making of deposits with a clearing organization only. Repayments on the line are to occur upon the return of the deposits from the clearing organization.

NOTE 5 - INCOME TAXES

The Company accounts for income taxes through the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and the tax reporting basis of assets and liabilities. The Company applies enacted tax rates and laws to determine the amount of the corresponding deferred tax assets and liabilities. The Company uses a valuation allowance to reduce the amount of the deferred tax assets to their estimated realizable value. The Company does not have any tax benefits related to uncertain tax positions.

(Continued)

NOTE 5 - INCOME TAXES (Continued)

Deferred tax assets and liabilities are comprised of the following at December 31, 2012:

Deferred tax assets (liabilities)		
Gains on securities	$	(45)
Accounts receivable		117
Accrued vacation		77
Non-cash stock compensation		54
AMT credits		446
Net deferred tax assets	$	649

As of December 31, 2012, the Company had no net operating loss carryforwards for federal or state income tax purposes.

As of December 31, 2012, based upon projections of future taxable income, the Company has determined that it is more likely than not to realize its deferred tax assets in future years.

The Company did not have any unrecognized tax benefits as of December 31, 2012 and 2011, and does not anticipate any significant accrual of unrecognized tax benefits in the next twelve months.

NOTE 6 - RELATED-PARTY TRANSACTIONS

Through an agreement with the Parent, the Company is allocated certain overhead and operating expenses. The Parent also charges the Company a quarterly royalty license fee for the use of its proprietary software. The Company reimburses the Parent monthly for its allocated operating expenses and royalty license fee. At December 31, 2012, the amount due to the Parent for such fees was approximately $1,019,000.

The Parent has established a stock-option plan for all employees. Employees of the Company are eligible to participate in this stock-option plan.

NOTE 7 - CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected the alternative method of compliance allowed under the Rule whereby "required net capital," as defined, is the greater of 2% of "aggregate debit items," as defined, arising from customer transactions or $250,000. The Rule prohibits the Company from engaging in any securities transactions should its "net capital" fall below required amounts and may require the Company to restrict its business activities if its net capital falls below amounts defined in the Rule. In computing net capital, items not readily convertible into cash are generally excluded and the Company's position in marketable securities is valued at current market quotations. Net capital and related excess net capital may fluctuate daily. At December 31, 2012, the Company's net capital was $8,571,000, which exceeded the Rule requirements by $8,321,000.

(Continued)

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company executes and settles various securities transactions for its own account for individual customers and with other brokers (counterparties). These activities may expose the Company to off-balance-sheet and credit risks if counterparties to these transactions are unable to fulfill their contractual obligations.

In accordance with industry practice, customers, and other brokers are not required to deliver cash or securities to the Company until settlement date, which is generally three business days after trade date. In volatile securities markets, the price of a security associated with a transaction could widely fluctuate between the trade date and settlement date. The Company is exposed to risk of loss should any counterparty to a securities transaction fail to fulfill its contractual obligations and the Company would then be required to buy or sell securities at prevailing market prices.

Payables to customers and brokers and dealers include amounts that are due upon delivery to the Company of underlying securities. If the counterparty to any of these transactions does not deliver the associated securities, the Company may be required to purchase securities at prevailing market prices in excess of the liability recorded in the statement of financial condition.

The Company controls the above risks through a variety of reporting and control procedures. The Company's customer securities activities are all transacted on a cash basis. The Company requires that customers have sufficient cash deposited in their accounts to cover purchase transactions before such transactions are executed.

At December 2012 the Company had balances totaling $19,905,308 held on deposit at U.S. Bank, $5,919,207 held on deposit at SunTrust Bank, and $232,640 held on deposit at Wells Fargo, of which, $250,000 is insured at each institution by the Federal Deposit Insurance Corporation ("FDIC").

NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company are reported in the statement of financial condition at fair values or at carrying amounts that approximate fair values because of the short maturity of the instruments.

The Company determines fair value of investments with a focus on exit price from the perspective of a market participant based upon quoted prices when available or through the use of alternative approaches when market quotes are not readily accessible or available.

The fair value hierarchy of the Company's inputs used in the determination of fair value for assets and liabilities during the current period consists of three levels. Level 1 inputs are comprised of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. Level 2 inputs include quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs incorporate the Company's own best estimate of what market participants would use in pricing the asset or liability at the measurement date where consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

(Continued)

NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following table presents the assets carried on the statement of financial condition at fair value on a recurring basis by level within the valuation hierarchy as of December 31, 2012 (in thousands).

	Assets at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Assets				
Corporate equity securities	$ 1,821	$	$	$ 1,821
Corporate debt securities	5	-	-	5
Total	$ 1,826	$	$	$ 1,826

The Company keeps a diverse inventory of exchange traded corporate equities for testing purposes and as inventory to sell to its customers.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of such matters cannot be determined at this time and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company in any future period and a substantial judgment could have a material adverse impact on the Company's financial condition. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of any such matters foreseeable at this time will not have a material adverse impact on the financial condition of the Company.

The Company also provides guarantees to securities clearinghouses under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.